EXHIBIT 4.2

EMPLOYEE STOCK OPTION PLAN 2011 ZIPDIAL MOBILE SOLUTIONS PRIVATE LIMITED

E mp lo y e e S to c k O p tio n P la n 2 0 1 1

CONTENTS

1.Objects & philosophy1

2.	Name1
3.	Definitions and interpretations1
4.	Authority and ceiling5
5.	Administration5
6.	Eligibility and applicability6
7.	Grant of options6
8.	Vesting period/schedule/conditions7
9.	Exercise7

10.Adjustments upon changes in capitalization, merger or asset sale, surrender of options, bonus or rights issue 9

11.	Appointment of nominee 11
12.	Surrender of options 11
13.	Other terms and conditions 11
14.	Tax obligations 11
15.	Disclosures in annual reports 12
16.	Authority to vary terms 12
17.	Initial public offer 12
18.	Contract of employment 12
19.	Miscellaneous 13
20.	Notices 13
21.	Governing law and jurisdiction 14

ZIPDIAL MOBILE SOLUTIONS PRIVATE LIMITED

EMPLOYEE STOCK OPTION PLAN 2011 (ZIPDIAL ESOP 2011)

1.	Objects & Philosophy

1.1	The objectives and philosophy of ZIPDIAL ESOP 2011 are as follows:

a.	Attract talented people, who add to the strength of the management team, to join the Company at various levels of responsibility.

b.	Recognize the role and responsibility that the Employee has taken on and/or the expected role and responsibility that he/she will take on, in the future.

c.	Reward Employees for good performance in the past and to motivate similar performance in the future.

d.	Promote a shared vision, common direction and cohesive goals of the Company amongst Employees.

e.	Retain Employees who are good performers.

f.	Incentive that compensates Employees for their best efforts towards the successful operation, long-term growth and financial success of the Company.

2.	Name

2.1	This Plan shall be called ‘ZIPDIAL ESOP 2011’.

2.2	ZIPDIAL ESOP 2011 is established with effect from the December 1, 2011 and shall continue to be in force until

(i)	its termination by the Board or

(ii)	the date on which all of the Options available for issuance under ZIPDIAL ESOP 2011 have been issued and exercised.

2.3	The Board may subject to compliance with Applicable Laws, at any time alter, amend, suspend or terminate ZIPDIAL ESOP 2011.

3.	Definitions and Interpretations

3.1	Definitions

The terms defined in this ZIPDIAL ESOP 2011 shall have the meanings herein specified and terms not defined in this ZIPDIAL ESOP 2011 shall have the meanings as defined in the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Companies Act, 1956, the Securities Exchange Board of India (SEBI) (Issue of Capital and Disclosure

Requirements) Regulations, 2009 as amended from time to time (SEBI(ICDR) Regulations) and the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999, or in any statutory modifications or re-enactments thereof, as the case may be.

i.

“Agreement” means the Employee Stock Option Agreement between the Company and the Option Grantee evidencing the terms and conditions of an individual Employee Stock Option. The Agreement is subject to the conditions of ZIPDIAL ESOP 2011.

ii.

“Applicable Law” means the legal requirements relating to Employee Stock Options, including, without limitation, the Companies Act, 1956, SEBI Act, 1992, the SEBI (ICDR) Regulations and all relevant tax, securities, exchange control and/or corporate laws of India or any relevant prevailing and applicable jurisdiction or of any stock exchange on which the shares are listed or quoted.

iii.	“Board” means the Board of Directors of the Company. The Board is authorised and shall administer the ZIPDIAL ESOP 2011 from time to time in accordance with the provisions laid out in this Plan.

iv.

“Cause” shall mean conduct, as determined by the Board involving the commission of an act of theft, misconduct, embezzlement, fraud, dishonesty or moral turpitude, the deliberate disregard of the rules of the Company or the terms of employment or on such other disciplinary grounds which resulted in or on the Board determination may result in loss, damage or injury to the Company, the unauthorized disclosure of any trade secret or confidential information of the Company or conduct in contravention of the Company Employee Policies.

v.	“Companies Act” means The Companies Act, 1956 and includes any statutory modifications, amendments or reenactments thereof.

vi.	“Company” means ZIPDIAL MOBILE Solutions Private Limited

vii.

“Company Employee Policies / Terms of Employment” mean the Company’s policies for Employees and the terms of employment as contained in the employment letter and any other rules / bye-laws, policies issued from time to time.

viii.	“Director” means a member of the Board of the Company.

ix.	“Eligibility Criteria” means the criteria as may be determined from time to time by the Board for granting the Employee Stock Options to the Employees.

x.	“Employee” means (i) a permanent employee of the Company working in India or out of India; or (ii) a director of the Company, whether a whole-time or not; or

(iii) an employee, as defined in sub-clauses (i) or (ii) in this Clause 2.1 (x) of a

Subsidiary Company, in India or out of India or of a Holding Company of the Company but excludes:

a.	an employee who is a Promoter;

b.	a director who either by himself or through any body corporate, directly or indirectly holds more than 10% of the issued and subscribed shares of the Company;

xi.

“ESOP Administrator” shall be a Director/directors or an officer of the Company, appointed or nominated by the Board for the purposes of the administration of ZIPDIAL ESOP 2011 from time to time in accordance with the provisions of this Plan, who shall discharge his functions and obligations subject to the overall supervision, superintendence and control, with a reporting obligation to the Board .

xii.

“Exercise” of an Option means expression of an intention by an Employee to the Company to purchase the Shares underlying the Options vested in him, in pursuance of ZIPDIAL ESOP 2011, in accordance with the procedure laid down by the Company for the Exercise of Options.

xiii.	“Exercise Period” means such a time period within which the Employee should Exercise the Options vested in him in pursuance of ZIPDIAL ESOP 2011.

xiv.	“Exercise Price” means the price payable by an Employee in order to Exercise the Options granted to him in pursuance of ZIPDIAL ESOP 2011.

xv.	“Grant” means issue of Options to the Employees under ZIPDIAL ESOP 2011.

xvi.	“Holding company” means any present of future holding company of the Company, as defined in the Companies Act, 1956.

xvii.

“Lock-in Period” means the period during which Employees shall not sell, pledge or otherwise transfer, directly or indirectly, any of his/her Shares or dispose of any interest in or over or right attaching to any of his/her Shares.

xviii.

“Option/Employee Stock Option” means an option granted to an Employee, which gives such Employee the right, but not an obligation, to purchase or subscribe at a future date the Shares underlying the Option at a pre-determined price.

xix.	“Option Grantee/Optionee” means an Employee who has been granted an Employee Stock Option in pursuance of ZIPDIAL ESOP 2011 and having a right but not an obligation to exercise the Options.

xx.

“Permanent Disability” means any disability of whatsoever nature, be it physical, mental or otherwise, which incapacitates or prevents or handicaps an Employee from performing any specific job, work or task which the said Employee was capable of performing immediately before such disablement, as determined by the Board based on a certificate of a medical expert identified by the Board.

xxi.

“Promoter” means (a) the person or persons who is or are in over-all control of the Company; (b) the person or persons who are instrumental in the formation of the Company or programme pursuant to which the shares were offered to the public; (c) the person or persons named in the offer document as promoter(s). Provided that a director or officer of the Company, if they are acting as such only in their professional capacity will not be deemed to be a Promoter. Where a

Promoter of the Company is a body corporate, the Promoters of that body corporate shall also be deemed to be Promoters of the Company.

xxii.	“Retirement” means retirement as per the rules of the Company.

xxiii.	“ZIPDIAL ESOP 2011” means this Employee Stock Option Plan 2011 under which the Company is authorized to Grant Employee Stock Options to the Employees.

xxiv.	“SEBI Act” means the Securities & Exchange Board of India Act, 1992 as amended, and includes all regulations and clarifications issued there under.

xxv.

“SEBI Guidelines” means the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended and includes all regulations and clarifications issued there under.

xxvi.	“Shares” means equity shares of the Company arising out of the Exercise of Employee Stock Options granted under ZIPDIAL ESOP 2011.

xxvii.	“Strategic Sale” means any sale in which more than 50% of the shares of the Company are sold / transferred / acquired by a New Investor.

xxviii.	“Subsidiary Company” means any present subsidiary company of the Company, as defined in the Companies Act, 1956.

xxix.	“Unvested Option” means an Option in respect of which the relevant Vesting Conditions have not been satisfied and as such, the Option Grantee has not become eligible to Exercise the Option.

xxx.	“Vesting” means the process by which the Option Grantee is given the right to Exercise the Employee Stock Options granted to him in pursuance of ZIPDIAL ESOP 2011.

xxxi.	“Vesting Condition” means any condition subject to which the Options granted would vest in an Option Grantee.

xxxii.	“Vesting Period” means the period during which the Vesting of the Employee Stock Option granted to the Employee, in pursuance of ZIPDIAL ESOP 2011 takes place.

xxxiii.

“Vested Option” means an Option in respect to which the relevant Vesting Conditions have been satisfied and the Option Grantee has become eligible to Exercise the Option subject to fulfillment of Exercise conditions.

3.2	Interpretation

In this Plan, unless contrary intention appears:

a)	the clause headings are for ease of reference only and shall not be relevant to interpretation;

b)	a reference to a clause number is a reference to its sub-clauses;

c)	words in singular number include the plural and vice versa;

d)	words importing a gender include any other gender;

e)	a reference to a Schedule includes a reference to any part of that Schedule which is incorporated by reference.

4.	Authority and Ceiling

4.1

The shareholders of the Company, in their general meeting held on December 15, 2011 have approved the Grant of Employee Stock Options exercisable into not more than 33,333 (Thirty Three Thousand) equity shares of the Company of Rs. 1/- each, under one or more Employee Stock Option Schemes to the Employees of the Company, its Subsidiary Companies and its Holding Company and have granted the authority of designing, implementing and administering such Plans to the Board. .

4.2

The Board in its meeting held on December 15, 2011 has resolved to issue to Employees under ZIPDIAL ESOP 2011, Employee Stock Options exercisable into not more than 33,333(Thirty Three Thousand) equity shares of the Company (“Ceiling”) of Rs. 1/- each, with each such Option conferring a right upon the Employee to apply for one equity share of the Company, in accordance with the terms and conditions of such issue.

4.3	The Options that expire / lapse / get cancelled shall become available for future Grants, subject to compliance with all Applicable Laws.

4.4

In cases, where Shares are issued consequent upon Exercise of an Employee Stock Option under ZIPDIAL ESOP 2011, the maximum number of Shares that can be issued under ZIPDIAL ESOP 2011 as referred to in Clause 3.2 above will stand reduced to the extent of such Shares issued.

5.	Administration

5.1

The ESOP Administrator shall administer ZIPDIAL ESOP 2011. All questions of interpretation of ZIPDIAL ESOP 2011 or any Employee Stock Option raised by any employee of the Company shall be determined by the Board and such determination shall be final and binding upon all persons having an interest in ZIPDIAL ESOP 2011 or such Employee Stock Option.

5.2	The Board shall in accordance with this Plan and Applicable Laws determine the detailed terms and conditions of the Employee Stock Options, including but not limited to:

(a)	The quantum of Employee Stock Options to be granted to an Employee under ZIPDIAL ESOP 2011, subject to the Ceiling as specified in Para 4.2;

(b)	The Eligibility Criteria subject to which an Employee would become entitled to be granted options under the Plan;

(c)	The Schedule for Vesting of Employee Stock Options;

(d)	Vesting Conditions;

(e)	The method for exercising the Vested Options;

(f)	The conditions under which the Employee Stock Option vested in Employees may lapse in case of termination of employment for misconduct;

(g)

The procedure for making a fair and reasonable adjustment to the number of Employee Stock Options and to the Exercise Price in case of a corporate action such as rights issues, bonus issues, merger, sale of division and others. In this regard the following shall be taken into consideration by the Board:

(i)	the number and / or the Exercise Price of the Employee Stock Options shall be adjusted in a manner such that the total value of Shares remains the same before and after such corporate action;

(ii)	for this purpose, global best practices in this area including the procedures followed by derivative markets in India and abroad shall be considered;

(iii)	the Vesting Period the Employee Stock Options shall be left unaltered as far as possible to protect the rights of the Option Grantee;

(h)	The procedure and terms for Grant, Vesting and Exercise of Employee Stock Option in case of Employees who are on long leave, sabbatical or secondment on behalf of the Company;

(i)	The procedure for cashless Exercise of Employee Stock Options, if required;

(j)	Approve forms, writings and/or agreements for use in pursuance of ZIPDIAL ESOP 2011;

(k)

Frame suitable policies and systems to ensure compliance with (i) Securities and Exchange Board of India (Insider Trading) Regulations, 1992 and (ii) Securities and Exchange Board of India (Prohibition of Fraudulent and Unfair Trade Practices relating to the Securities Market) Regulations, 1995, by any Employee;

(l)	Frame any other byelaws, rules or procedures as it may deem fit for administering ZIPDIAL ESOP 2011;

(m)	Decide all other matters that must be determined in connection with an Option under the Plan.

6.	Eligibility and Applicability

6.1

Only Employees of the Company are eligible for being granted Employee Stock Options under ZIPDIAL ESOP 2011. The Board in accordance with the provisions of this Plan will determine specific Employees to whom Options would be granted and the Eligibility Criteria.

7.	Grant of Options

7.1

The grant of Options shall be evidenced by the Employee Stock Option Agreement in such form, as the Board shall from time to time determine. Such Agreement shall be deemed to incorporate all the terms of ZIPDIAL ESOP 2011, as if the same were set out therein. In the event of inconsistency between the Agreement and ZIPDIAL ESOP 2011, ZIPDIAL ESOP 2011 shall prevail.

7.2

Unless otherwise provided by the Board at the time when the Employee Stock Options are granted, the Employee Stock Options granted to an Employee shall be subject to the terms and conditions set forth in this Plan and the Agreement as approved by the Board.

8.	Vesting Period/Schedule/Conditions

8.1

Options granted under ZIPDIAL ESOP 2011 would vest not earlier than 0 (zero) months and not later than 48 (Forty Eight) months from the date of Grant of such Options. Vesting of Options would be subject to continued employment with the Company and thus the Options would vest on passage of time. However, in addition to this, the Board may also, if it feels necessary in certain or in all cases, specify certain performance parameters – corporate, individual or a combination – subject to which the Options would vest. The specific Vesting schedule and Vesting Conditions subject to which Options would vest would be detailed in writing and provided to the Option Grantee at the time of the Grant of Options in the Letter of Grant.

9.	Exercise

a)

The Options will be granted at an Exercise Price as set by the Board and will be between the par value of Rs 1/- and the prevailing fair market value as determined in a manner approved by the Board and in accordance with the SEBI and other regulatory guidelines prevailing at the time of the grant, as applicable

b)

The Employee Stock Options granted shall be capable of being exercised within a period being not more than 10 (Ten) years from the date of Vesting of the respective Employee Stock Options. However the term of the Stock Option granted will expire earlier, if the employment is terminated as described below.

c)	The Shares arising out of Exercise of Vested Options would not be subject to any lock-in period after such Exercise.

d)

In the event of resignation / termination (other than due to Cause) of the Option Grantee from employment with the Company, all the Unvested Options shall stand cancelled on the date of submission of the resignation/termination. However, all the Vested Options as on the date of submission of resignation / date of termination shall be exercisable by the Option Grantee not more than 3 (Three) months from his/her last working day with the Company or before the expiry of the Exercise Period, whichever is earlier.

e)

In the event of Retirement from employment with the Company, all Vested Options should be exercised by the Option Grantee immediately after, but in no event later than 3 (Three) months from the date of such Retirement, and all Unvested Options will stand cancelled as on the date of such Retirement, unless otherwise determined by the Board whose determination will be final and binding.

f)

In the event of that an Option Grantee due to Cause or due to any reasons whatsoever has been suspended by the Company or an enquiry is being conducted, all Options shall stand suspended and the same shall not vest nor shall be exercisable until the enquiry is completed or the suspension revoked. If the Option Grantee is found guilty of misconduct under any such enquiry, the provision of Clause 9(g) shall apply.

g)

In the event of termination of employment of an Option Grantee due to Cause, all the Options granted to such Option Grantee, including all the Vested Options which were not exercised at the time of such termination shall stand cancelled with effect from the date of such termination; the date of such termination shall be determined by the Board, and its decision on this issue shall be binding and final. Any unvested options as on the date of separation shall continue to remain with the Company and will be re-eligible for issue as options during the term of this Plan. Notwithstanding anything contained in this Plan, if an employee was allotted shares pursuant to exercise of options under this Plan, and such employee’s services are terminated for Cause by the Company, the Company shall have the right (but not the obligation) to purchase all or part of the shares allotted to the employee at the minimum price payable subject to complying with the provisions of Section 77 A and other applicable provisions of Companies Act, 1956 and other applicable law or the Company will have the discretion to request the employee to transfer the shares to such other person/entities nominated by the Company as part of exit process.

h)

In the event of termination of an Option Grantee from the Company due to reasons of Permanent Disability of the Option Grantee, any vested options as on the date of such Permanent Disability shall be exercised by the Option Grantee or, in case of his death, or incapacitating physical and mental disability, as determined by a qualified specialist, the nominee or legal heirs immediately after, but in no event later than 12 (Twelve) months from the date of termination of employment the Option Grantee or before the expiry of the Exercise Period, whichever is later. Any unvested options as on the date of death of the Option Grantee shall continue to remain with the Company and will be re-eligible for issue as options during the term of this Plan.

i)

In the event of the death of the Option Grantee while in employment with the Company, any vested options shall vest in the legal heirs or nominees (if specified by the Option Grantee) of the deceased Option Grantee and can be exercised by the legal heirs or nominees of the deceased Option Grantee immediately after, but in no event later than 12 months from the date of death of the Option Grantee or before the expiry of the Exercise Period, whichever is later. Any unvested options as on the date of death of the Option Grantee shall continue to remain with the Company and will be re-eligible for issue as options during the term of this Plan.

j)

In the event of abandonment of employment by an Option Grantee without the Company’s consent, all the Options granted to such an Option Grantee, including the Vested Options, which were not exercised at the time of abandonment of employment, shall stand terminated with immediate effect. The Board, at its sole discretion, shall decide the date of abandonment by the Option Grantee and such decision shall be binding on all concerned.

k)

In the event of separation of the Option Grantee from employment with the Company for reasons other than those mentioned above, all the Unvested Options shall stand cancelled as with effect from that date and the Board will decide whether the Vested Options on the date of separation can be exercised by the Option Grantee or not, and such decision shall be binding and final.

10.	Adjustments upon Changes in Capitalization, Merger or Asset Sale, Surrender of Options, Bonus or Rights Issue

10.1	Changes in Capitalization:

Subject to any required action by the shareholders of the Company, the number of shares covered by each outstanding Option, and the number of shares, which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of the shares subject to an Option.

10.2	Share Spilt/Change of Face Value

In case of a share-split where the face value of the shares is altered or in case of consolidation of shares, the maximum number of Options available for being granted under ZIPDIAL ESOP 2011 shall stand modified accordingly, so as to ensure that the cumulative paid-up value (No. of shares X Face value per share) of the total Shares arising out of Exercise of Options that can be issued remains unchanged.

10.3	Dissolution or Liquidation:

In the event of the proposed dissolution or liquidation of the Company, the ESOP Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The ESOP Administrator in its discretion may declare that the Options be deemed to become Vested Options and provide for an Optionee to have the right to Exercise his or her Option until 15 days prior to such transaction as to all of the Shares covered thereby. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

10.4	Merger, Strategic Sale or Asset Sale:

At any time prior to the initial public offering, in the event of a merger of the Company with or into another corporation/company, strategic sale or the sale of substantially all of the assets of the Company, each Option shall be assumed or an equivalent Option substituted by the successor company/corporation or a parent or subsidiary of the successor company/corporation.

In the event that the successor company/corporation refuses to assume or substitute for the Option, the Unvested Options granted to the Option Grantee shall vest and become Vested Options, with the right to Exercise the Option in lieu of assumption or substitution in the event of a merger or sale of assets. The ESOP Administrator shall notify the Option Grantee in writing that the Option shall be fully exercisable for a period of 15 days from the date of such notice, and the Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the merger, Strategic Sale or sale of assets, the Option confers the right to purchase or receive, for each share subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of shares for each share held on the effective date of the transaction (and if the holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the merger, Strategic sale or sale of assets is not solely equity shares (or their equivalent) of the successor company/corporation or its parent, the ESOP Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the Exercise of the Option, for each share subject to the Option, to be solely equity shares (or their equivalent) of the successor company/corporation or its parent equal in fair market value to the per share consideration received by holders of share in the merger or sale of assets determined on the same principles as that of the Company.

10.5	Bonus / Rights Issue:

Notwithstanding any grant of Options made by the Company to the Employees in pursuance to this Plan, the Company is at full liberty to issue any further Shares at any price as it thinks fit to any class of persons, at any time at its discretion.

The ESOP Administrator shall intimate the Option Grantee in a written notice subsequent to a bonus/rights issue of Shares regarding the increase in the number of Shares granted in respect of each Options granted to the employee under the grant. The issue of the bonus/rights Shares shall not change any of the rights or conditions under which the Options have been granted except the entitlement to an increase in the number of Shares per Option, which may be applied for. If the Company issues bonus Shares, the Option holders will be automatically eligible for a pro-rata increase in the number of Shares available per Vested Option. For the removal of doubts it is confirmed that the Exercise Price per Option will be determined by the Board in accordance with Clause 5.2(g) above. The ceiling limits laid out under Clause 4.2 will be increased to the extent to cover for the additional Options so arising out of the issuance of the new shares by the Company.

Any Options that have lapsed or did not vest before the Vesting Period for any reason whatsoever, shall automatically revert and form part of the overall pool that can be granted to employees by the Board as per the terms of this Plan. The Board shall have the authority to effect, at any time and from time to time, the cancellation of any or all outstanding Options under the Plan and grant in substitution new Options under the Plan covering the same numbers of Shares or such number of shares as result from an adjustment to the original Shares pursuant to a bonus/rights issue of Shares or other similar corporate action.

The Board shall consider, in case of each substitute grant, whether and the extent to which the vesting schedule related to the exercisability of the substitute Option should extend beyond the schedule for the cancelled Option.

11.	Appointment of Nominee

11.1

An Option Grantee may by written notice appoint a person as his nominee(s) for the purpose of exercising the rights, subject to the obligations, in terms of the Plan. The Option Grantee has the right to revoke such nomination at any time and a fresh nomination may be made on such revocation. In the event no nomination has been made by the Option Grantee then the legal heirs of the Option Grantee shall be entitled to the Options as per the provisions of this Plan.

12.	Surrender of Options

12.1

An Option Grantee/legal heirs/nominee may surrender any or all of the Options at any time, whether Vested or not. The entitlement to such surrender shall be limited prior to the lapse of the Exercise Period.

13.	Other Terms and Conditions

13.1

Nothing herein is intended to or shall give the Option Grantee any right or status of any kind as a shareholder of the Company (for example, bonus shares, rights shares, dividend, voting, etc.) in respect of any Shares covered by the Grant unless the Option Grantee exercises the Employee Stock Option and becomes a registered holder of the shares of the Company.

13.2

No person other than the Employee to whom the Employee Stock Option is granted shall be entitled to Exercise the Employee Stock Option except in the event of the death or incapacitating physical and mental disability, as determined by a qualified specialist, of the Option Grantee. In case of death or physical or mental disability as described herein, the nominee or legal heirs of the Option Grantee shall be entitled to Exercise the Employee Stock Options.

13.3	The Employee Stock Option shall not be transferred, pledged, hypothecated, lien, mortgaged or otherwise alienated in any other manner.

Lock-In Period

13.4

The Board shall upto the period that the shares of the Company are listed prescribe the relevant Lock In period for each Employee at the time issuance of the Letter of Grant. Upon listing of the shares of the Company, the prescribed period under applicable and relevant regulations shall apply.

14.	Tax Obligations

14.1

The Company shall have the right to deduct from the Employee’s salary, any tax obligations, whether of the Company or of the Employee, if any, as may be applicable from time to time, arising in connection with the Employee Stock Option or the Shares acquired upon the Exercise thereof. The Company shall have no obligation to deliver Shares to the Option Grantee until such tax obligations have been satisfied by the Option Grantee.

14.2

The tax liability on the Employee at the time of exercise of the option will be as per applicable tax laws. At the time of eventual sale of the Equity Shares by the Employee, the difference between the acquisition price and the sale price of the Shares would be liable to tax (capital gains). Such Capital gains could either be Long Term or Short term and taxed at the prevailing rates.

14.3

In the event of any tax liability arising on account of the issue of the Options/conversion into shares/sale of shares or any other event, to the Employee the liability shall be that of the Employee alone.

14.4	In the event of any tax liability arising on account of the ESOP Plan 2011 to the Company, the Company on the advice of the Board shall have the right to collect / deduct the same from the Employees.

14.5	The Employees are advised to consult their respective tax advisors for the purposes of the effectiveness and understanding of the provisions under this Section 13.

15.	Disclosures in Annual Reports

15.1	The Board shall, inter alia, disclose either in the Directors report or in the annexure to the Director’s report, the following details of the ESOP:

a)	Options granted;
b)	The pricing formula;
c)	Options vested;
d)	Options exercised;
e)	The total number of shares arising as a result of exercise of option;
f)	Total number of options in force;
g)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the relevant Indian Accounting Standards

h)	Consideration received against issuance of shares.

16.	Authority to vary terms

16.1

The Board may, if it deems necessary, vary the terms of ZIPDIAL ESOP 2011, ensuring compliance with the SEBI Guidelines, Applicable laws and the shareholders’ approval. The same will be communicated to the Option Grantee.

17.	Initial Public Offer

17.1	It is the intention of the Company to make an initial public offer. However, the Company does not guarantee that it would make the initial public offer or any time frame for the same.

17.2

In the event of such an initial public offer, the Company may be required to alter the Plan to meet the conditions of such offer and comply will all applicable laws for such issue. The Option Grantees shall be bound by such alterations, if any.

18.	Contract of Employment

18.1	This Plan shall not form part of any contract of employment between the Company and the Employee nor be construed so as to grant the Employee with a right to remain in the employment of the Company. The rights and obligations of any individual under the terms of his office or employment with the Company shall not be affected by his participation in this Plan.

18.2

Nothing in this Plan shall be construed as affording such an individual any additional rights as to compensation or damages in consequence of the termination of such office or employment for any reason.

18.3

This Plan shall not confer on any person any legal or equitable rights against the Company either directly or indirectly or give rise to any cause of action on law or equity against the Company or the ESOP Administrator.

19.	Miscellaneous

19.1	Government Regulations

This ZIPDIAL ESOP 2011 shall be subject to all Applicable Laws, and approvals from governmental authorities. The Grant and the allotment of shares under this ZIPDIAL ESOP 2011 shall also be subject to the Company requiring Employees to comply with all Applicable Laws and be subject to the approval of the Company’s Counsel.

19.2	Inability to obtain authority

The inability of the Company to obtain authority from any regulatory body having jurisdiction over the Company, or under any Applicable Laws, for the lawful issuance and sale of any shares hereunder shall relieve and wholly discharge the Company of any and all liability in respect of the failure to issue or sell such shares.

19.3

The Grant of an Employee Stock Option does not form part of the Option Grantee’s entitlement to compensation or benefits pursuant to his contract of employment nor does the existence of a contract of employment between any person and the Company gives such person any right or entitlement to have an Employee Stock Option granted to him in respect of any number of shares or any expectation that an Employee Stock Option might be granted to him whether subject to any condition or at all.

19.4

Neither the existence of this Plan nor the fact that an individual has on any occasion been granted an Option shall give such individual any right, entitlement or expectation that he has or will in future have any such right, entitlement or expectation to participate in this Plan by being granted an Employee Stock Option on any other occasion.

19.5

The rights granted to an Option Grantee upon the Grant of an Employee Stock Option shall not afford the Option Grantee any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company for any reason whatsoever (whether or not such termination is ultimately held to be wrongful or unfair).

19.6

The Option Grantee shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Employee Stock Option in whole or in part.

20.	Notices

All notices of communication required to be given by the Company to an Option Grantee by virtue of this ZIPDIAL ESOP 2011 shall be in writing and shall be sent to the address of the Option Grantee available in the records of the Company and any communication to be given by the Option Grantee to the Company in respect of ZIPDIAL ESOP 2011 shall be sent to the address mentioned below:

The ESOP Administrator & Board

Zipdial Mobile Solutions Private Limited

#83/A “Surabhi” 16th C Cross 4th Block Kormangala

Bangalore 560066, INDIA

E- Mail- info@Zipdial.com

21.	Governing Law and Jurisdiction

21.1	The terms and conditions of ZIPDIAL ESOP 2011 shall be governed by and construed in accordance with the laws of India.

21.2	The Courts of Bangalore, India shall have jurisdiction in respect of any and all matters, disputes or differences arising in relation to or out of this ZIPDIAL ESOP 2011.

21.3	Nothing in this Clause will however limit the right of the Company to bring proceedings against any Employee in connection with this ZIPDIAL ESOP 2011:

(i)	in any other court of competent jurisdiction; or

(ii)	Concurrently in more than one jurisdiction.

NOTICE OF GRANT

Ref. No. ESOP/December 1/2011                           Date: <INSERT TODAY’S DATE>

To: <INSERT EMPLOYEE NAME>

Dear <INSERT EMPLOYE FIRST NAME>,

PART I

SUB:  INTIMATION OF STOCK OPTION GRANT – ZIPDIAL ESOP PLAN 2011

We are pleased to inform you that you have been granted an option to purchase shares of the Company, subject to the terms and conditions of the Plan and this Option Agreement, as follows:

Tenure Options

Grant No.	<INSERT GRANT NUMBER>
Date Of Grant	<INSERT VESTING START DATE>
No. Of Options Granted :	<INSERT NUMBER OF OPTIONS>
Exercise Period (from date of Vesting)	48 months from date of hire
Exercise Price Per Share	Rs 1/-

Vesting Schedule:

Vesting Date	Number of Vested Options
On the date of the 1st anniversary of the Date Of Grant	<INSERT NUMBER EQUAL TO 25% OF TOTAL OPTIONS GRANTED>
For each additional month thereafter until the 4th anniversary of the Date Of Grant	1/48th OR <INSERT NUMBER EQUAL TO 1/48TH OF TOTAL OPTIONS GRANTED>
On date of 4th anniversary from the Date Of Grant	<INSERT NUMBER OF OPTIONS>

For the detailed terms and conditions of the Grant please go through the enclosed ZipDial ESOP Plan 2011 Grant Agreement (‘Option Agreement’).  The detailed Options Vesting Schedule is attached for your reference. You are requested to return a copy of the Agreement duly signed to signify your acceptance. Please note, delivering the copy of the Agreement shall not bind you to purchase any of the Shares subject to the Option.  Your obligation to purchase Shares shall arise only when you exercise the options in accordance with the ZipDial ESOP Plan 2011.

Yours truly,

For and on behalf of ZipDial Mobile Solutions Private Limited

____________

Director

ZIPDIAL ESOP 2011 GRANT AGREEMENT

THIS OPTION AGREEMENT (“the Option Agreement”) is made and entered into this [DATE], by and between

ZipDial Mobile Solutions Private Limited, a private limited company incorporated in India under the Companies Act, 1956 and having its registered office #83/A “Surabhi”, 16th C Cross, 4th Main, Kormangala, Bangalore 5600xx. (hereinafter referred to as the “Company” )

AND

[NAME]   (“the Option Grantee”), residing at _____________________________________

WHEREAS the Company has granted to the Option Grantee, [XX] Options, which confer a right but not an obligation on the employee to apply for [XX] Equity shares of the Company upon the terms and conditions set forth in the ZipDial Employee Stock Option Plan 2011 (“ZipDial ESOP 2011/ESOP/Plan”) and the Option Agreement.

1.	Interpretation

The terms defined in this Option Agreement shall for the purposes of this Agreement, have the meanings herein specified and terms not defined in this Option Agreement shall have the meanings as defined in the Companies Act, 1956 and the ZipDial ESOP 2011.

2.	Administration by the Board of Directors

The Board of Directors of the Company (‘Board”) shall determine all questions of interpretation concerning this Agreement whose determination shall be final and binding upon all persons having an interest in the ZipDial ESOP 2011.

3.	Grant of Option

a)

The Board hereby grants to the Option Grantee named in the Notice of Grant attached as Part I of this Agreement (the “Option Grantee”) an option (the “Option”) to purchase the number of shares, as set forth in the Notice of Grant, at the Exercise Price per share set forth in the Notice of Grant (the “Exercise Price”), subject to the terms and conditions of ZipDial ESOP 2011.

b)	The Options will be granted at an Exercise Price as may be determined by the Board from time to time and approved by the shareholders of the Company.

4.	Exercise of Option

i.	Right to Exercise:

This Option is exercisable during its term in accordance with the vesting schedule set out in the Notice of Grant and the Detailed Stock Option Vesting Schedule attached as Part II of this Agreement and the applicable provisions of the ZipDial ESOP 2011 and this Option Agreement.

ii.    Method of Exercise

This Option is exercisable by delivery of an exercise notice, in the form attached as Annexure – I (the “Exercise Notice”), the Exercise Notice shall be completed by the Option Grantee and delivered to the ESOP Administrator, appointed/nominated by the Board.  The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised shares.  This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by such aggregate Exercise Price.

No shares shall be issued pursuant to the exercise of this Option unless such issuance and exercise complies with Applicable Laws.  Assuming such compliance, for income tax purposes the Exercised shares shall be considered transferred to the Option Grantee on the date the Option is exercised with respect to such Exercised Shares.

5.	Method of Payment

Payment of the Exercise Price shall be made by a crossed cheque or a demand draft drawn in favour of the Company, or in such other manner as the Board may decide.

6.	Non transferability of Option

The Options granted under this plan are not eligible to be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent.

7.	Term of Option

This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option Agreement.

8.	Exercise Terms and Conditions

The options shall be exercised by the Option Grantee in accordance with the ZipDial ESOP 2011.

9.	Entire Agreement

ZipDial ESOP 2011 is incorporated herein by reference.  The ESOP and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Option Grantee with respect to the subject matter hereof, and may not be modified adversely to the Option Grantee’s interest except by means of a writing signed by the Company and Option Grantee. The terms not specifically defined herein shall have the same meaning assigned to them in ZipDial ESOP 2011.

10.	Other Terms and Conditions

10.1

The Employee shall not have a right to receive any dividend or to vote or in any manner enjoy the benefits of a shareholder in respect of Options are granted, till Shares underlying such Options are allotted on Exercise of such Employee Stock Option.

10.2

Nothing herein is intended to or shall give the Option Grantee any right or status of any kind as a shareholder of the Company in respect of any Shares covered by the Grant unless the Option Grantee exercises the Employee Stock Option and becomes a registered holder of the Shares of the Company.

10.3

If the Company issues bonus or rights shares, the Option Grantee will not be eligible for the bonus or rights shares in the capacity of an Option Grantee.  Only if the employee stock options are vested and exercised and the Option Grantee is a valid holder of the shares of the Company, the Option Grantee would be entitled for bonus or rights shares as other shareholders of the Company. However, an adjustment to the number of Options or the Exercise Price or both may be made in accordance with Clause 10 of ZipDial ESOP 2011.

10.4	The Options shall not be transferable to any person except in the event of death of the Option Grantee, in which case the relevant clause in this Scheme would apply.
10.5

No person other than the Employee to whom the Option is granted shall be entitled to Exercise the Option except in the event of the death or incapacitating physical and mental disability, as determined by a qualified specialist, of the Option Grantee holder, in which case the relevant clause in this Scheme would apply.

10.6	The Option shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.
10.7

All Shares allotted on Exercise of the Options, will rank pari-passu with all other shares of the Company for the time being in issue (save as regards any right attached to such shares by reference to a record date prior to the date of allotment).

10.8	All shares allotted on Exercise of the Options shall be subject to a lock in of 12 months from the date of allotment.

11.	Deduction of Tax

The Company shall have the right to deduct from the employee’s salary, or recover from the employee, any of the employee’s tax obligations arising in connection with the Option or the Shares acquired upon the Exercise thereof.  The Company shall have no obligation to deliver Shares or to release Shares in pursuance of the Agreement until the Company’s tax deduction obligations, if any have been satisfied by the Option Grantee.

12.	Covenants of the Option Grantee

12.1The Option Grantee confirms that:

i.	He/she shall not engage himself / herself in activities that have or will have an adverse impact on the reputation of the Company.
ii.

while during employment with the Company he/she shall engage himself/herself exclusively in the work assigned by the Company and shall not take up any independent or individual assignments, whether the same is part time or full time, (in an advisory capacity or otherwise) and whether directly or indirectly.

iii.

He/she shall not, directly or indirectly, engage in any activity or have any interest in, or perform any services for any person who is involved in activities, which are or shall be (in the sole opinion of the Board) in conflict with the interests of the Company.

iv.

In consideration of the Options granted to the Option Grantee, as also, opportunities, training and access to new techniques and know-how that have been made available to the Option Grantee, he/she shall also strictly abide by any and all of the terms of the undertaking executed by him/her in favour of the Company.

v.	He/she shall maintain as secret and confidential all Confidential Information (as defined herein) and shall not use or divulge or disclose any such Confidential Information except as may be required under any obligation of law (subject to obtaining the consent of the Company) or as may be required by the Company.

13.	Authority to vary terms

The Board may, if it deems necessary, vary the terms of ESOP, subject to the Applicable Laws.

14.	Miscellaneous

14.1Government Regulations

The ZipDial ESOP 2011 shall be subject to all applicable laws, and approvals from governmental authorities. The Grant and the allotment of Shares under this ESOP shall also be subject to the Company requiring Employees to comply with all applicable laws and be subject to the approval of the Company’s counsel.

14.2Inability to obtain authority

The inability of the Company to obtain authority from any regulatory body having jurisdiction, or under any applicable laws for the lawful issuance and sale of any Shares hereunder shall relieve and wholly discharge the Company of any and all liability in respect of the failure to issue or sell such Shares.

14.3

The Grant of an Employee Stock Option does not form part of the Option Grantee’s entitlement to compensation or benefits pursuant to his contract of employment nor does the existence of a contract of employment between any person and the Company, give such person any right entitlement or expectation to have an Employee Stock Option granted to him in respect of any number of Shares or any expectation that an Employee Stock Option might be granted to him whether subject to any condition or at all.

14.4

Neither the existence of this Plan nor the fact that an individual has on any occasion been granted an Option shall give such individual any right entitlement or expectation that he has or will in future have any such right entitlement or expectation to participate in this Plan by being granted an Option on any other occasion.

14.5

The rights granted to an Option Grantee upon the grant of an Option shall not afford the Option Grantee any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the company for any reason whatsoever (whether or not such termination is ultimately held to be wrongful or unfair).

14.6

The Option Grantee shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Option in whole or in part in consequence of the loss or termination of his office or employment with the company for any reason whatsoever (whether or not such termination is ultimately held to be wrongful or unfair).

14.7	Confidentiality

The Option Grantee who holds any Options/Shares under the Plan shall not divulge the details of the Plan and his holding to any person except with the prior permission of the Company obtained in writing. The Option Grantee shall enter into such agreements, as the Company may desire, from time to time, to more fully and effectively implement the Plan.

For the purposes of this Agreement, the term “Confidential Information” is defined as under:

“Confidential Information” shall mean and include all trade related information, trade secrets, confidential and privileged information, customer information, employment related information, strategies, administration, research in connection with the Company and commercial, legal, scientific, technical data that are either provided to or made available to the Employee by the Company to facilitate his/her work or that the Employee is able to know or has obtained access by virtue of his/her employment or position with the Company.

Confidential Information does not include information which:

(i) is known to the receiving party prior to receipt from the disclosing party directly or indirectly from a source other than one having an obligation of confidentiality to the disclosing party;

(ii) becomes known (independently of disclosure by the disclosing party) to the receiving party directly or indirectly from a source other than the one having an obligation of confidentiality to the disclosing party;

(iii) is trivial or obvious, in the public domain, becomes publicly known or otherwise ceases to be secret or confidential, except through a breach of this Agreement by the receiving party; or

(iv) is independently developed by the receiving party. The receiving party may disclose Confidential Information pursuant to the requirements of a governmental agency or by operation of applicable statutory law or by a rule or regulation of a recognized stock exchange, provided that it gives the disclosing party reasonable prior written notice sufficient to permit the disclosing party to contest such disclosure.

14.8	General Risks

Participation in the Plan shall not be construed as any guarantee of return on the equity investment. Any loss due to fluctuations in the price of the equity and the risks associated with the investments is that of the Option Grantee alone. The Option Grantee is encouraged to make considered judgment and seek adequate information /clarifications essential for appropriate decision.

15.	Notices

All notices of communication required to be given by the Company to an Option Grantee by virtue of this ESOP shall be in writing and shall be sent to the address of the Option Grantee available in the records of the Company and any communication to be given by an Option Grantee to the Company in respect of ZipDial ESOP 2011 shall be sent to the address mentioned below:

             ZipDial Mobile Solutions Private Limited

83A Surabhi, 4th Cross, 16th C Main,

4th Block, Koramangala

Bangalore – 560034 India

16.	Governing Law and Jurisdiction

16.1	The terms and conditions of the ESOP shall be governed by and construed in accordance with the laws of India.

16.2.   The Courts of Bangalore, India shall have jurisdiction in respect of any and all matters, disputes or differences arising in relation to or out of this ESOP. Nothing in this Clause will however limit the right of the Company to bring proceedings against any Employee in connection with this ESOP in any other court of competent jurisdiction; or concurrently in more than one jurisdiction.

17.	Income Tax Rules

The applicable Income Tax Laws and Rules as in force will be applicable with regard to the ZipDial ESOP 2011.

18.	No guarantee of continued service

OPTION GRANTEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS AN EMPLOYEE AT THE WILL OF THE COMPANY.  OPTION GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT OF THE OPTION GRANTEE FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE WITH OPTION GRANTEES RIGHT OR THE COMPANY’S RIGHT TO TERMINATE OPTION GRANTEE’S RELATIONSHIP AS AN EMPLOYER AT ANY TIME WITH OR WITHOUT CAUSE.

It is hereby agreed by the Option Grantee and the Company that this Option is granted and governed by the terms and conditions of the ESOP  and this Option Agreement.  Option Grantee has reviewed the Plan and this Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement and fully understands all provisions of the Plan and Option Agreement. Option Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the ESOP and Option Agreement.  Option Grantee further agrees to notify the Company upon any change in the residence address indicated below:

OPTION GRANTEE

SignatureBy

Name:

Title

Residence address:

ANNEXURE – I

EXERCISE NOTICE

To,

The ESOP Administrator

[●]

1.	Exercise of Option

Effective as of today, I, [●], the undersigned (“Purchaser”) hereby elects to purchase [●] shares (the “Shares”) of ZipDial Mobile Solutions Private Limited (the “Company”) under and pursuant to the ZipDial Employee Stock Option Plan 2011 (“ZipDial ESOP 2011/ESOP/Plan”) and the Option Agreement dated [●] (the “Option Agreement”).  The purchase price for the shares shall be ` [●]/-, as required by the Option Agreement.

2.	Delivery of Payment

Please find enclosed a cheque /demand draft bearing No. [●] dated [●] drawn on [●] towards payment of full purchase price for the shares herein above exercised.

3.	Representations of Purchaser

Purchaser acknowledges that Purchaser has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

4.	Rights as Shareholder

Until the issuance (as evidenced by the appropriate entry in the books of the Company or of a duly authorised transfer agent or depository of the Company) of the shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned shares, notwithstanding the exercise of the Option.  The shares so acquired shall be issued to the Option Grantee as soon as practicable after excise of the Option.

5.	Tax Consultation

Purchaser understands that Purchase may suffer adverse tax consequences as a result of Purchaser’s purchase or disposition of the shares.  Purchaser represents that Purchaser has consulted with the tax consultants for advise in connection with the purchase or disposition of the shares and that Purchaser is not relying on the Company for any tax advice.

6.	Entire Agreement

The Plan and Option Agreement are incorporated herein by reference.  This Agreement, the Plan and the Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof, and may not be modified adversely to the Purchaser’s interest except by means of a writing signed by the Company and Purchaser. The words not specifically defined herein shall have the same meaning assigned to them in the Plan.

7.        Governing Law

This Agreement shall be governed by the internal substantive laws as well as the laws of India.

Submitted by:

Name  and

Signature of the Option Grantee

Received by

Name and signature of the ESOP Administrator

Date received